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                                                                  Exhibit (a)(5)

                             STRATOS LIGHTWAVE, INC.
                     VOLUNTARY STOCK OPTION EXCHANGE PROGRAM
                         PROMISE TO GRANT STOCK OPTIONS


     In exchange for your agreement to cancel stock options covering      shares
of common stock ("Old Options") granted by Stratos Lightwave, Inc. ("Stratos"),
Stratos hereby promises to grant you stock options covering      shares of
Stratos common stock no earlier than February 7, 2003 ("New Options"). The exercise price of the New Options will be the closing price of Stratos common stock on the Nasdaq National Market on the grant date of the New Options.

     Each new option granted will be vested and exercisable on its new grant date as to 1/4th of the shares subject to the new option. Each new option granted in exchange for a new hire grant made on or after January 1, 2002 will vest as to 1/14th of the remaining shares subject to the new option each 3 months after the new grant date on the same day of the month as its grant date so that it will be fully vested and exercisable 42 months following its grant date. All other new options shall vest as to 1/6th of the remaining shares subject to the new option each 3 months after the grant date on the same day of the month as its new grant date so that it will be fully vested and exercisable 18 months following its grant date. In each case, vesting is subject to your continued employment with Stratos or one of its subsidiaries on each such date.

     The New Option will otherwise be subject to:

     . the standard terms and conditions under the Stratos Lightwave, Inc. 2000 Stock Plan or the Stratos Lightwave, Inc. 2002 Stock Plan for Acquired Companies; and

     .    a new option agreement between Stratos and you.

     In order to receive the New Option, you must be an eligible employee of Stratos or one of its subsidiaries on the date the New Option is granted. This promise to grant does not constitute a guarantee of employment with Stratos or any of its subsidiaries for any period. Your employment with Stratos or any of our subsidiaries remains "at-will" and can be terminated by either you or Stratos at any time, with or without cause or notice, subject to applicable state laws. If you voluntarily terminate your employment with Stratos or any of its subsidiaries or if your employment is terminated by Stratos or any of its subsidiaries for any reason whatsoever before the New Option is granted, you will lose all rights you have to receive the New Option.

     This Promise to Grant Stock Option is subject to the terms and conditions of the Offer to Exchange dated July 8, 2002, the memorandum from James W. McGinley dated July 8, 2002, and the Election Form previously completed and submitted by you to Stratos, all of which are incorporated herein by reference. These documents reflect the entire agreement between you and Stratos with respect to this transaction. This Promise to Grant Stock Option may only be amended by means of a writing signed by you and a duly authorized officer of Stratos.

STRATOS LIGHTWAVE, INC.

By:                                   Date: